Filed by Entegris, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Mykrolis Corporation

Commission File No. 001-16611

This filing relates to the proposed merger of equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of March 21, 2005 (the “Merger Agreement”), by and among Entegris, Inc., a Minnesota corporation (“Entegris”), Mykrolis Corporation, a Delaware corporation (“Mykrolis”), and Eagle DE, Inc., a Delaware corporation and a wholly-owned subsidiary of Entegris (“Eagle Delaware”). The Merger Agreement is on file with the Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by each of Entegris and Mykrolis on March 21, 2005, and is incorporated by reference into this filing.

The following is the script of a video to be presented to Entegris’ employees.

Entegris Q2 05

Video Script

#	Video/ graphics	Audio

Standard Legal Disclaimer at the top:

This video contains confidential information belonging to Entegris, Inc. and is legally protected. Any disclosure, copying or distribution of this material to persons other than Entegris employees is strictly prohibited.

© Entegris, Inc.

Standard quarterly video open, Q2

Music under

1	Jim Dauwalter on Camera	Hello everyone and welcome to the employee quarterly communication for the second quarter of fiscal year 2005. This quarter ended on February 26.
2	Jim Dauwalter on Camera	I want to begin by telling you how happy I am with our results of the past quarter.
3	Jim Dauwalter on Camera	Going into the quarter we forecasted that sales would be declining and we would have to work hard to control costs.

4	Jim Dauwalter on Camera	Well, you did just that and our results show it. For that I thank you.
5	Jim Dauwalter on Camera	Another factor contributing to our results was the strength in the Data Storage market. John Villas, our Chief Financial Officer, will tell you more about this in just a few minutes.
6	Music fades B-roll of newspaper headlines announcing planned merger between Entegris & Mykrolis	Another major event that happened in the second quarter was the announcement of the planned merger with Mykrolis.
7	B-roll of newspapers continues	At that time, I told you I would provide continuous communication to you with regard to the status of the merger.
8	Jim back on camera	Since the announcement, the response I’ve received from many Entegris and Mykrolis employees as well as our analysts, investors, customers and significant suppliers/partners is that bringing these two companies together makes tremendous sense strategically, operationally, technologically and financially.
9	Full Screen Graphic: Entegris & Mykrolis logos at the top Bullet Points appear with voice over • Full and equal partners • Bigger • Stronger • More stable enterprise • Better able to navigate	We will be full and equal partners in a bigger, stronger, more stable enterprise and one better able to navigate through the inevitable ups and downs of the semiconductor industry.
10	Jim Dauwalter on Camera	I’ve picked up on some concerns some of you may be having centering on what happens to our values-based culture as we become a larger company, and even more in the event that Stan Geyer and I will not have direct responsibility for leading the company on a daily basis.

11	Generic b-roll of Entegris employees from file tape from various facilities	Entegris and our culture are bigger than any of us. Over the years, we have instilled a values-based philosophy with Entegris employees on a worldwide basis.
12	Jim Dauwalter on Camera	You should also know that Mykrolis has a history of performance and expectation based on the value of integrity.
13	Jim Dauwalter on Camera	With this in mind, I can assure you, being a values-based company will continue under future leadership.
14	Full Screen Graphic: Entegris & Mykrolis logos at the top Below that reads: Planning, evaluating and learning about each company is underway	The planning, evaluating and learning about each company’s capabilities around the world is going on now.
15	Jim Dauwalter on Camera	As further information unfolds, you will be kept informed. In the meantime, it is of utmost importance that we all pay attention to our ongoing daily jobs and that we remain an independent company, just as Mykrolis is, until the close of the merger.
16	Jim Dauwalter on Camera	You may recall reviewing a short video clip that was sent shortly after we announced our planned merger where Gideon Argov, CEO of Mykrolis, and I talked to you about the synergistic opportunities as we combine two great companies, Entegris and Mykrolis.
17	Jim Dauwalter on Camera	I thought the message was very good and important enough to share with you again.
Full Screen graphic with music bumper A Conversation with Jim Dauwalter, CEO Entegris, Gideon Argov, CEO Mykrolis (NOTE: Video that includes clips 18 to 33 previously submitted.)

18	Two shot with JIM DAUWALTER and GIDEON ARGOV on camera sitting next to one another	Hello, we’re here today to share with you some exciting news. I’m Jim Dauwalter, CEO of Entegris, and I’m Gideon Argov, CEO of Mykrolis.
19	GIDEON ARGOV speaking Date appears lower left: March 21, 2005	Jim and I are here to announce today that Entegris and Mykrolis are merging to create a new company, the new Entegris.
20	GIDEON ARGOV speaking	Jim, I’m tremendously excited about the new Entegris, which will be a worldwide leader in materials integrity management.
21	GIDEON ARGOV speaking	We’ll have a broad array of products and services that addresses the entire value chain for our customers, all the way from the raw wafer to finished devices.
22	GIDEON ARGOV speaking	And, we’ll have a set of customers that is absolutely global around the world—in Asia, Japan, North America and Europe, as well as a set of technologies that supports those customers, wherever they are. So, the new Entegris is truly a global company as it begins its path.
23	JIM DAUWALTER speaking	With this expanded product offering for the two companies, when we come together we’re going to focus on purifying, protecting and transporting critical materials into the high tech industry.
24	JIM DAUWALTER speaking

That can be anything from gasses and liquids, to wafers, components…

Many of these same product offerings going to our solid customer base that we currently have…

And just being a stronger provider to the whole industry with regards to the combined capabilities that we have.

25	GIDEON ARGOV speaking	Jim, one of the great things about the new Entegris is that it will start out life with a very strong financial profile.
26	GIDEON ARGOV speaking	Together we have cash on the balance sheet of well over $250 million dollars. We have trailing revenues of over $650 million dollars.

27	GIDEON ARGOV speaking

The transaction is going to be significantly accretive to our shareholders in 2006,

And the combined company will generate a great deal of cash,

so the new Entegris starts out its life with a very attractive and very strong financial profile, Jim.

28	JIM DAUWALTER speaking	Absolutely. And that’s important because this will put us in a better position to be a better supplier to our customers and suppliers and will be a dynamic growth environment for our employees as well.
29	GIDEON ARGOV speaking

Which brings to mind one additional point; our employees.

The greatest strength the new Entegris has going for it is the talent and experience of the Entegris employees around the world, wherever they are.

We look forward to tapping into and harnessing that energy as we build the new Entegris.

30	JIM DAUWALTER speaking

One final note, we expect this deal to close in the latter part of June, so in the meantime, its business as usual.

We have a lot of customers to take care of, and we want to continue to be a great supplier to them, so business as usual.

Thank you very much.

31	GIDEON ARGOV speaking Shot fades to black.	Thank you.
32	Jim Dauwalter on Camera	Again, let me reinforce that we must continue to handle our responsibilities as we do every other day of the year.
33	Jim Dauwalter on Camera	If, and when this deal closes, we will be able to implement the plans now being developed to create the new Entegris, a stronger, exciting Entegris filled with opportunities for employees.
34A	Full Screen Graphic: Financial Results

34	JOHN VILLAS on camera	Hello everyone. I’d like to take a couple of minutes to tell you about the financial results of our second quarter of this year. This is the quarter that ended on February 26.
35	Full Screen Graphic Headline: Q2 2005 • Revenue $85.1 Million	Overall, we performed very well. Our revenue of just over $85 million exceeded expectations.
36	Full Screen Graphic Headline: Q2 2005 • Cash Generated $16 Million	And, we generated cash from operations of about $16 million giving us over $149 million in cash and short-term investments.
37	Full Screen Graphic Headline: Q2 2005 • Revenue $85.1 Million • Net Income $4.5 Million	Based on our revenue of $85.1 million, our net income was $4.5 million, which was above our expectations.
38	JOHN VILLAS on camera	This is due to the results of your efforts, and I thank you for making positive contributions to Entegris.
39	JOHN VILLAS on camera	Let’s delve into where these revenues came from by taking a quick look at each of our market sectors.
40	Full Screen Graphic Headline: Data Storage • Sales increased 43% • 12% of our revenue • Up from 8% in Q1	The data storage market saw a strong surge last quarter — sales were very strong increasing by more than 43 percent. This sector made up 12 percent of our revenues, that’s up from 8 percent in the first quarter.
41	B-roll of I-pod sitting next to disk drives	Our customers in this market produce the disk media used in consumer electronics. With the growing demand for consumer electronics they must produce more media requiring more of our disk shippers.
42	JOHN VILLAS on camera	All indications are that our data storage business will have a very solid third quarter.
43	Full Screen Graphic: Headline: Semiconductor 76% Q2 Total Sales	Semiconductor sales were about 76 percent of our second quarter total sales, down from 80 percent in the first quarter.

44	Full Screen Graphic: Headline: Semiconductor • Consumption Driven • Capital Spending Driven Full Screen Graphic: Headline: Semiconductor • Consumption Driven Sales decreased 12%

Here we have two product categories, consumption driven and capital spending driven.

In the consumption driven area we saw sales drop by almost 12 percent primarily due to the drop in the utilization rate at the fab level, combined with inventory build-up, which had to be absorbed.

45	JOHN VILLAS on camera	In addition, some fabs were closed during the December holiday season and around the lunar new year celebrations.
46	JOHN VILLAS on camera	The good news is that we are now seeing order levels stabilize.
47	Full Screen Graphic: Headline: Semiconductor • Capital Spending Driven Sales decreased 12%	In the capital spending driven area, sales also decreased about 12 percent.
48	JOHN VILLAS on camera	Our 300 mm product demand remained stable at historically high levels, yet our fluid handling and smaller wafer size products declined.
49	JOHN VILLAS on camera	The order patterns seem to have stabilized but weak spots remain primarily in the equipment portion of the market.
50	Full Screen Graphic: Headline: Services Q2 Sales flat Separate page: 8% Q2 total sales	Services sales were essentially flat with the first quarter. They represented 8 percent of total sales.
51	Graphic continues	Next quarter we expect service sales to be flat to slightly up.

52	Full Screen Graphic: Headline: Life Sciences Q2 Sales flat Separate page 3% Q2 Total sales	The Life Science sales were also flat from last quarter. They represented 3 percent of total sales.
53	JOHN VILLAS on camera	The bookings here are firming up nicely and we believe sales here will increase sequentially over the next quarter as we recognize revenue on some large equipment orders.
54	Full Screen Graphic: Headline: Fuel Cell Sales down slightly from Q1	In the investment market of fuel cells, sales declined slightly from our first quarter.
55	Full Screen Graphic: Headline: Fuel Cell 1% Q2 Total sales Separate page Sales expected to double from 2004 levels	Fuel cell market sales account for 1 percent of our sales. Overall, we expect sales in this area to more than double from fiscal 2004 levels.
56	Full Screen Graphic: Headline: Q2 2005 Sales • 37% North America • 32% Asia Pacific • 16% Europe • 15% Japan	Where did we sell these products last quarter? 37 percent were in North America, 32 percent in Asia Pacific, 16 percent in Europe and 15 percent in Japan.
57	Full Screen Graphic: Headline: Q2 Sales • 32% Asia Pacific Sales increased 9%	Note that Asia Pacific increased about 9 percent this quarter due to the strength in data storage.
58	JOHN VILLAS on camera	Looking at the whole picture for our next quarter, we expect sales to be flat to slightly up from the just reported quarter.

59	JOHN VILLAS on camera	Again, the challenge for all of us is to adjust our costs to the revenue levels we expect. I am confident we will continue to manage successfully through all market conditions.
60	JOHN VILLAS on camera	The numbers I reported are available to you and the general public. You can get more information from your facilitator and at the Entegris website. Thank you.
61	Shots 61 to end describe Entegris and the data storage industry. Full Screen Graphic: Entegris Products and Services in the Customer’s World DATA STORAGE
62	GREG MORRIS on camera	It’s amazing, simply amazing. How can this tiny device hold thousands of songs and yet be relatively low cost?
63	GREG MORRIS on camera	For that matter, how can this phone take pictures and even store them for me?
64	B-roll shot of disk shipper	Here’s the disk drive that makes it possible. Entegris makes products that protect and transport most of the components in this hard drive. That’s incredible.
65	Full Screen graphic Headline: Data Storage Industry In 2005 35% Growth	What’s also incredible is the rapid growth in the data storage industry. It’s expected that in 2005 the industry will grow 35 percent. This growth is driven primarily by consumer electronics.
66	B-roll shot of consumer electronics	This includes the iPod, the cell phone and all the electronic devices you and I buy to make our lives easier.
67	GREG MORRIS on camera	Since consumer electronics is driving the data storage industry, there are consumer factors affecting it.

68	Graphics background with stock footage showing • Consumer using a cell phone • Consumer using a keyboard/laptop • Consumer using a headset and PDA	A big thing here is reliability. Consumers like you or I demand reliability in the products we buy. If a product doesn’t work, we will not buy from that company again.
69	GREG MORRIS on camera	Well, when our customers sell their disk drives to be included in a consumer electronic device, it must work. It must be reliable.
70	GREG MORRIS on camera

Another factor affecting the data storage industry is keeping cost down. As consumers we want to buy reasonably priced electronic devices. If the industry were not continually focused on prices, our devices would be too expensive.

71	B-roll from Entegris facility in Malaysia	One way our customers keep costs down is by outsourcing portions of their manufacturing.
72	B-roll from Entegris facility in Malaysia	Both of these factors play right into the Entegris business model. We’ve been making disk carriers and shippers that have reliably served customers for over 25 years.
73	B-roll from Entegris facility in Malaysia	Our customers trust us to make them products that work. This is the direct result of all Entegris employees who are careful in planning, making and delivering these products.
74	GREG MORRIS on camera	On the outsourcing side, there are great opportunities that fit right in with the growth plans for Entegris.
75	Full Screen Graphic: Entegris Product on Demand	One program that is now getting traction in the market is the Entegris Product on Demand program. We call it EPOD for short.
76	Full Screen Graphic: Shows EPOD flow chart	It enables customers to focus on what they do best, like making hard drives, and leave the processing and transporting to Entegris.
77	GREG MORRIS on camera	Here’s how it works, it’s complete materials integrity management to our customers.
78	B-roll from Entegris facility in Singapore	We don’t sell products; we sell the experience of using our products. Our customers receive our product, be it a carrier, shipper or tray, when and where they need it.

79	B-roll from Entegris facility in Gilroy	We ensure it is in the proper condition to be used, that means clean, and dimensionally correct, and that it will work correctly in the customer’s process.
80	B-roll from Entegris facility in Gilroy	EPOD benefits the customers by allowing the costs to be variable over time, by not having to hold inventory of our product and by having our expertise in logistics.
81	B-roll from Entegris facility in Gilroy	Entegris benefits by being closer to our customer and having a new revenue stream.
82	GREG MORRIS on camera	Now let’s take a look at each of the disk drive components and the Entegris products that make these electronic devices possible.
83	B-roll of disk drives	The major components in a drive are the disk and an assembly or suspension consisting of the arm, the slider or head, a few electric leads and a motor.
84	B-roll of Disk shippers	Disks are protected and transported in Entegris products as they move through a series of manufacturing steps. More than 50 percent of the world’s substrates are handled with Entegris products.
85	Shot of Entegris carrier holding heads	The heads, also called sliders, are handled in Entegris trays.
86	B-roll of Entegris carrier holding heads	This head is a truly remarkable device. It actually writes and reads the data on the disk.
87	B-roll of plastic box with femto sized heads	The head size in common use today is called Femto, and the size of these heads is a quadrillionth of a meter— similar in size to a grain of sand.
88	GREG MORRIS on camera	About 300 of these heads are held in one Entegris tray.
89	B-roll of spingle motor tray	We provide trays for the spindle motor.
90	B-roll of HGA tray	The suspension is assembled into the Head Gimbel Assembly or HGA for short.
91	B-roll from Gilroy	Along with all these products we provide on— or off-site services that include cleaning for all of our products.

92	B-roll from Gilroy	We do this cleaning in our Regional Service Facilities like the one in Gilroy, California; in Singapore and Montpellier, France.
93	B-roll from Gilroy	It involves removing labels, inspecting to ensure the product can still perform, cleaning, packaging and returning to the customer in literally good as new condition.
94	GREG MORRIS on camera	With all of this, you can see how well positioned we are in the market today and for the future.
95	GREG MORRIS on camera	Remember, you and I, as consumers, are the ones who benefit from the advances Entegris is helping to make.
Graphic close Q2

Additional Information and Where to Find It

In connection with the proposed transaction, Entegris, Mykrolis and Eagle DE, Inc. (a newly formed corporation that will merge with Entegris to effect the reincorporation of Entegris in the State of Delaware in connection with the proposed transaction) will file a joint proxy statement/prospectus with the Securities and Exchange Commission. A registration statement on Form S-4 also will be filed with the SEC. Security holders of each company and other investors are urged to read the registration statement and the joint proxy statement/ prospectus (including any amendments or supplements to the joint proxy statement/prospectus) regarding the proposed transaction when they become available because they will contain important information about Entegris, Mykrolis and the proposed transaction. Stockholders will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Entegris and Mykrolis, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Entegris, 3500 Lyman Blvd, Chaska, MN 55318, Attention: Investor Relations Dept., telephone: (952) 556-8080, or at irelations@entegris.com or to Mykrolis, 129 Concord Road, Billerica, MA 01821, Attention: Investor Relations Dept., telephone (978) 436-6500, or at investor_relations@mykrolis.com. In addition, investors and security holders may access copies of the documents filed with the SEC by Entegris on Entegris’ website at www.entegris.com, and investors and security holders may access copies of the documents filed with the SEC by Mykrolis on Mykrolis’ website at www.mykrolis.com.

Participants in Solicitation

Entegris, Mykrolis and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Entegris’ directors and executive officers is available in its Form DEF 14A filed with the SEC by Entegris on December 15, 2004, and in its Form 10-K filed with the SEC on November 12, 2004, and information regarding Mykrolis’ directors and executive officers is available in its Form DEF 14A filed with the SEC by Mykrolis on March 26, 2004, and in its Form 10-K filed with the SEC on March 11, 2005 (as amended by Form 10-K/A filed with the SEC on April 14, 2005). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

Certain statements in this press release regarding Entegris, Inc., Mykrolis Corporation, the proposed transaction and the combined company after completion of the proposed transaction constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “feel,” “believe,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Entegris, Mykrolis, and their respective subsidiaries or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others: the risks and factors described in the publicly filed documents of Entegris and Mykrolis, including their most recently filed Forms 10-K; general economic and business conditions and industry trends in the countries in which we operate; currency exchange risks; the continued strength of the industries in which we operate; uncertainties inherent in proposed business strategies and development plans; rapid technological changes; future financial performance, including availability, terms and deployment of capital; availability of qualified personnel; changes in, or the failure or the inability to comply with, government regulation in the countries in which we operate, and adverse outcomes from regulatory proceedings; changes in the nature of key strategic relationships with partners and joint venturers; competitor responses to the products and services of Entegris and Mykrolis, and the overall market acceptance of such products and services, including acceptance of the pricing of such products and services; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the ability to promptly and effectively integrate the businesses of Entegris and Mykrolis; and the diversion of management time on merger-related issues. These forward-looking statements speak only as of the date of this presentation. Entegris and Mykrolis expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the respective expectations of Entegris and Mykrolis with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The transaction is subject to customary closing conditions, including regulatory, stockholder and other third-party consents and approvals.